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May 11, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SL Industries, Inc.
Schedule TO/13E-3
Filed April 21, 2016 by Handy & Harman Ltd. et al.
File No. 005-34262

Ladies and Gentlemen:

On behalf of our clients Handy & Harman Ltd. (“Parent”), Handy & Harman Group Ltd., a wholly owned subsidiary of Parent (“Purchaser”) and SLI Acquisition Co., a wholly owned subsidiary of Purchaser (“Acquisition Sub” and, together with Purchaser and Parent, the “Purchaser Group”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 5, 2016 (the “Comment Letter”), with respect to the Purchaser Group’s Tender Offer Statement and Rule 13e−3 Transaction Statement under cover of a Schedule TO-T filed with the Commission on April 21, 2016 (File No. 005-34262) (the “Schedule TO”) in connection with the offer to purchase all outstanding shares of common stock of SL Industries, Inc. (the “Company”) at a purchase price of $40.00 per share in cash (the “Offer”). Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Purchaser Group’s responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Purchaser Group’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which amends the Schedule TO disclosure, including in response to the Comment Letter.

Joint Schedule TO-T and Schedule 13E-3

1.
Since the bidders have checked the box on the cover of the Schedule TO to indicate that the tender offer involves a going-private transaction subject to Exchange Act Rule 13e-3, please revise the Schedule TO to include Item 13. Refer to General Instruction J and Item 13 of Schedule TO.

The Purchaser Group respectfully acknowledges the Staff’s comment and has amended the Schedule TO to include Item 13. See Item 13 of Amendment No. 1.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 11, 2016

2.
We note that Steel Partners Holdings L.P. beneficially owns approximately 69.8% of the outstanding shares of common stock of Parent and through its wholly owned subsidiary, DGT Holdings Corp., also is the beneficial owner of 25.1% of the issued and outstanding shares. We also note disclosure on pages 2 through 8 indicating the role of Warren Lichtenstein, Steel Holdings and DGT Holdings Corp. in the negotiations leading up to the Rule 13e-3 transaction. Please advise why Steel Holdings and DGT are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule TO/13E-3 signature page and included as filing persons. We may have further comment.

The Purchaser Group respectfully acknowledges the Staff’s comment.  The Purchaser Group respectfully submits to the Staff that, after careful consideration of Rule 13e-3 and the Division of Corporation Finance’s Compliance & Disclosure Interpretations 201.05 (“C&DI 201.05”), the Purchaser Group does not believe that either Steel Holdings or DGT is required to be listed as a signatory to the Schedule TO/13E-3 signature page and included as a filing person.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. C&DI 201.05 explains that two issues may be raised with respect to the determination of "filing person" status, namely (1) whether the entities or persons are "affiliates" of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

The Purchaser Group respectfully submits that Steel Holdings and DGT are not affiliates "engaged" in the Rule 13e-3 transaction. Steel Holdings and DGT were not involved in negotiating the terms of the transaction, which were negotiated exclusively by the members of the Purchaser Group and their representatives (acting in their capacity as representatives of the Purchaser Group and not on behalf of Steel Holdings or DGT).  Neither Steel Holdings nor DGT is entitled to any special benefit or consideration in the transaction.  Following the consummation of the transaction, neither Steel Holdings nor DGT will have any direct ownership interest in the Company (which will reside with the Purchaser Group), and the Company will be operated under the auspices of Parent as a consolidated subsidiary of Parent. Further, with respect to DGT (which is a separate subsidiary of Steel Holdings that does not beneficially own any shares of Parent), DGT was only transferred the Shares previously held by SPH Group Holdings LLC as of March 28, 2016 (shortly before the execution of the Merger Agreement) and had no prior connection to the Company before this time.  Its sole involvement in the transaction was its limited negotiation and execution of the Tender Agreement, pursuant to which DGT is entitled to receive only the same consideration per Share as all of the other stockholders of the Company, whose only participation in the transaction and in the surviving company following the Merger is the receipt of cash in the Offer and the Merger.  DGT is thus being treated the same as all other stockholders of the Company.

May 11, 2016

The Staff offers further guidance as to the analysis of this issue in C&DI 201.05, which provides that whether a person will be deemed to be engaged in a Rule 13e-3 transaction depends on the facts and circumstances of the transaction. C&DI 201.05, in the context of an acquisition transaction, identifies three factors that are important in determining whether a person is “engaged” in a going private transaction: (1) holding a material amount of the surviving company's outstanding equity securities, (2) occupying seats on the surviving company's board in addition to senior management positions, and (3) being in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. In this transaction, as discussed above, Steel Holdings and DGT will not hold any equity securities of the Company following the completion of the Offer and the Merger. Following the transaction, all Shares of the Company will be held by Purchaser, a wholly owned subsidiary of Parent. In addition, though certain individuals affiliated with Steel Holdings serve as directors of Parent and will occupy seats on the surviving company’s board, they will serve on the surviving company’s board in their capacity as representatives of Parent.  Additionally, neither Steel Holdings nor DGT will have any of its representatives occupying a senior management position with the surviving company and thus will not have control over the day-to-day operations of the surviving company. Following the completion of the Offer and the Merger, as indicated above, de facto control of the Company will be exercised by the Purchaser Group, including Parent, a sizable, established entity with substantial operations independent of Steel Holdings. Under these circumstances, the Purchaser Group believes that neither Steel Holdings nor DGT should be deemed to be engaged in the going private transaction, given that neither Steel Holdings nor DGT would be considered to be “on both sides of the transaction” and that the transaction is not designed to accommodate their interests, risks against which Rule 13e-3 was designed to guard.

Furthermore, the Purchaser Group respectfully notes the Staff’s position in the guidance issued in “Identifying the Bidder in a Tender Offer” in Section II. D.2 of the November 14, 2000 Current Issues Outline, which the Purchaser Group believes is instructive in the current analysis.  The guidance states that, “The fact that … other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. Instead, we look at the … control person's role in the tender offer.”  As discussed above, among other things, neither Steel Holdings nor DGT (i) was involved in negotiating the transaction, (ii) acted together with the Purchaser Group, (iii) controlled the terms of the transaction, or (iv) provided financing for the transaction.   The guidance further states that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity's control persons are bidders.” Parent, a Nasdaq-listed, SEC-reporting company, clearly satisfies these criteria. As such, the Purchaser Group does not believe it is necessary to proceed further up the chain of ownership to analyze whether additional entities should be included as filing persons to the Schedule TO/13E-3.

Based on the facts and circumstances outlined above, the Purchaser Group respectfully submits that Steel Holdings and DGT are not required to be included as filing persons in the Schedule TO/13E-3.

May 11, 2016

3.
Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

The Purchaser Group respectfully acknowledges the Staff’s comment. The Purchaser Group believes that this additional information is not required because it does not believe any additional parties are required to be added to the Schedule TO/13E-3 as filing persons. See above for the Purchaser Group’s response to the Staff’s Comment 2.

Offer to Purchase

Background of the offer, page 2

4.
Please revise to state the reasons for the structure of the Rule 13E-3 transaction and for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. In this regard, we note the disclosure on page 11 that “Parent has publicly announced proposals to pursue a business combination transaction with the Company on prior occasions.” Please note that to comply with the requirements of Schedule 13E-3 you may incorporate by reference to information appearing in other SEC filings, including the Schedule 14D-9 filed by SL Industries.

The Purchaser Group respectfully acknowledges the Staff’s comment and has amended the Offer to Purchase to provide the requested information. See “Item 7. Purposes, Alternatives, Reasons and Effects” in Item 13 of Amendment No. 1.

Position of the Purchaser Group Regarding Fairness of the Offer and the Merger, page 9

5.
We note the disclosure on the top of page 10 regarding the Purchaser Group’s belief that the Offer Price is fair. Please note that Item 1014(a) of Regulation M-A requires a statement as to whether the Purchaser Group reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated stockholders, not just the consideration paid in the transaction. Please revise to provide the required disclosure.

The Purchaser Group respectfully acknowledges the Staff’s comment and has amended the Offer to Purchase to provide the requested information. See “Item 8. Fairness of the Transaction” in Item 13 of Amendment No. 1.

May 11, 2016

6.
We note disclosure indicating that SL Industries’ Special Committee received an opinion from Houlihan Lokey and that you have adopted the SL Industries’ board recommendation. Please revise to summarize the opinion provided by Houlihan Lokey in the disclosure document and file it as an exhibit. Each presentation, discussion, or report held with or presented by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Please note that to comply with the requirements of Schedule 13E-3 you may incorporate by reference to information appearing in other SEC filings, including the Schedules 14D-9 filed by SL Industries.

The Purchaser Group respectfully acknowledges the Staff’s comment and notes that (i) Item 9 of Schedule 13E-3 which requires the disclosure of the information required to be disclosed by Item 1015 of Regulation M-A with respect to the Houlihan Lokey opinion already incorporates by reference the information set forth in Item 4 of the Schedule 14D-9 and will, by means of the recently filed amendment to the Schedule 13E-3, incorporate by reference the information set forth under Item 5 of the Schedule 14D-9, which together include a summary of the opinion rendered by Houlihan Lokey to the Company’s Special Committee and other information required to be disclosed by Item 1015 of Regulation M-A with respect to such opinion and (ii) the opinion of Houlihan Lokey has previously been filed as Exhibit (c)(i) to the Schedule 13E-3. The Purchaser Group further notes that Houlihan Lokey's opinion was addressed and rendered only to the Special Committee and that Houlihan Lokey's opinion was not addressed to or rendered to the Company’s Board of Directors or to the Purchaser Group. As a result, neither the Company’s Board of Directors nor the Purchaser Group is entitled to rely upon Houlihan Lokey’s opinion (see Board's acknowledgement in the third bullet on page 36 of the Schedule 14D-9).

The Purchaser Group has amended the Offer to Purchase to disclose that the Houlihan Lokey opinion was neither addressed to nor rendered to the Purchaser Group and that the Purchaser Group is not entitled to rely upon such opinion and, accordingly, did not consider such opinion in reaching its determination as to the fairness of the Rule 13e-3 transaction. See “Item 8. Fairness of the Transaction” in Item 13 of Amendment No. 1.

7.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Specifically, the disclosure regarding pervious purchases appears to only cover a 60 day period as opposed to the two year period referenced in 1002(f) of Regulation M-A. We also note that the factors considered do not appear to include the factor described in 1014(c) or explain why such factor was not deemed material or relevant. In particular, we note that the Super Majority of the Minority Condition relates to shares not owned by Parent or its affiliates, and this “minority” may still include shares held by other affiliates of the Company, including Company directors and executive officers. If the specific procedural safeguard in Item 1014(c) relating to the approval of the majority of unaffiliated stockholders, as opposed to the smaller subset of stockholders affiliated with Parent, was not considered, please explain why the Purchaser Group believes the proposed merger is procedurally fair in the absence of such safeguard.

The Purchaser Group respectfully acknowledges the Staff’s comment regarding the factors listed in Instruction 2 to Item 1014 of Regulation M-A and has amended the Offer to Purchase to reflect the Staff’s comment. See “Item 8. Fairness of the Transaction” in Item 13 of Amendment No. 1.  See also “Item 2. Subject Company Information” in Item 13 of Amendment No. 1, which amends the disclosure to cover purchases made in the previous two years.

May 11, 2016

Furthermore, the Purchaser Group respectfully acknowledges the Staff’s comment regarding the Supermajority of the Minority Condition. The Supermajority of the Minority Condition applies to all stockholders of the Company other than Parent and its affiliates.  The Purchaser Group believes that, with respect to the Supermajority of the Minority Condition, the interests of the independent members of the Company’s Board of Directors and the Company’s executive officers are aligned with those of the unaffiliated stockholders.  Following the Offer and the Merger, the independent directors and senior management will not retain equity in the surviving corporation.  The independent directors and executive officers are treated in the same manner as the unaffiliated stockholders, as their equity holdings will be cashed out in their entirety in the Offer or the Merger, as applicable.  Moreover, none of the independent directors of the Company’s Board of Directors will continue as a director of the Company. Furthermore, the senior management of the Company had a very limited role in consummating the transaction and was not affiliated at all with the Purchaser Group.  In addition, there was no special compensation or other special arrangements made in connection with the transaction for the independent directors or the senior management of the Company.  The Special Committee also negotiated to increase the Supermajority of the Minority Condition from a standard majority to a condition that required 60% of the stockholders unaffiliated with Parent and its affiliates to tender their shares in the Offer. Given that the independent directors and senior management hold approximately 1.65% of the outstanding shares of the Company in the aggregate, this increased acceptance rate condition requires more than 50% of the unaffiliated shares (excluding the shares held by the independent directors and senior management, as well as the shares of held by Parent and its affiliates) for the tender offer to be consummated. The Purchaser Group thus believes that this condition represents an important procedural safeguard to the transaction.

Conditions to the Offer, page 52

8.
We note the language in the penultimate paragraph of this section that the Purchaser Group’s failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right...and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.” If an event triggers a listed offer condition, and the Purchaser Group determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform holders of how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Purchaser Group’s understanding in your response letter.

The Purchaser Group respectfully acknowledges and confirms its understanding of the Staff’s comment.

Item 10. Financial Statements Considerations

9.
Please provide the information required by Item 13 of Schedule 13E-3. Refer to General Instruction J and Item 13 of Schedule TO. Please note that should the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.

The Purchaser Group respectfully acknowledges the Staff’s comment and has amended the Offer to Purchase to include the summarized financial information required by Item 1010(c) of Regulation M-A and to incorporate by reference the information required by Item 1010(a). See “Item 13. Financial Statements” in Item 13 of Amendment No. 1.

Attached as Exhibit A hereto is a letter from each of Handy & Harman Ltd., Handy & Harman Group Ltd., and SLI Acquisition Co. containing the acknowledgments requested at the conclusion of the Comment Letter.

The Staff is invited to contact the undersigned with any questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

Exhibit A

HANDY & HARMAN LTD.
590 Madison Avenue, 32nd Floor
New York, New York 10022
May 11, 2016
Perry Hindin, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SL Industries, Inc.
Schedule TO/13E-3
Filed April 21, 2016 by Handy & Harman Ltd. et al.
File No. 005-34262

Ladies and Gentlemen:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated May 5, 2016, with regard to the above-referenced filing.  Each of Handy & Harman Ltd., Handy & Harman Group Ltd., and SLI Acquisition Co. (collectively, the “Purchaser Group”) acknowledges that:

•	The Purchaser Group is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Purchaser Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer